FILE NO.069-00403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1.   Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          OGE Energy Corp. (the “Company”) is a public utility holding company, which is incorporated in the State of Oklahoma and is located in Oklahoma City, Oklahoma. At December 31, 2002, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company (“OG&E”), Enogex Inc. and subsidiaries (“Enogex”), Origen Inc. (“Origen”) and OGE Capital Trust.

          OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas. Its business is more fully described in its Form 10-K for the year ended December 31, 2001 (File No. 1-1097) on file with the Commission.

          Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E’s electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). At December 31, 2002, Enogex had five wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc.,

Enogex Exploration Corporation, Enogex Arkansas Pipeline Corporation and Enogex Gas Gathering, L.L.C. At December 31, 2002, Enogex Products Corporation owned an 80 percent interest in the NuStar Joint Venture ("NuStar"). Enogex Arkansas Pipeline Corporation owned a 75 percent interest in NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned 100 percent interests in Ozark Gas Transmission, L.L.C., NOARK Energy Services, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C.

          Enogex, including its subsidiaries, consists of these primary businesses: (i) the transportation and storage of natural gas, (ii) the gathering and processing of natural gas, and (iii) the marketing and trading of natural gas. The subsidiaries of Enogex are not “public utility companies” within the meaning of the Act. Enogex and its subsidiaries were incorporated under the laws of the State of Oklahoma.

          During 2002, Enogex Products Corporation sold Belvan Corp., Belvan Partners, L.P. and Todd Ranch Partners, L.P. ("Belvan"). Also, during 2002, Enogex Exploration Corporation was sold. During 2003, Enogex Products Corporation sold its interest in NuStar. As a result of these sale transactions, Belvan, Enogex Exploration Corporation and NuStar have been reported as discontinued operations for the year ended December 31, 2002.

          In 1999, Enogex acquired Tejas Transok Holding, L.L.C. and its subsidiaries ("Transok"). On January 1, 2002, the various Transok subsidiaries were merged into Enogex subsidiaries as follows: Transok Holding, LLC was merged into Transok, LLC; Transok, LLC was merged into Enogex Inc.; Transok Gas Gathering, LLC was merged into Enogex Gas Gathering, L.L.C; and Transok Gas Processing, LLC and Transok Gas, LLC were merged into Enogex Products Corporation.

          Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

          2.   A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          The Company owns no physical properties.

          OG&E’s principal properties are described in its Form 10-K for the year ended December 31, 2001 (File No. 1-1097) on file with the Commission.

          3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a)  Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                         MCF          Kwh Sold        Dollar Revenues From Sales
                      ---------   ----------------    --------------------------
         Retail          None      23,131,362,945          $  1,298,678,485
         Wholesale       None       1,792,721,514                54,431,320
                                  ----------------         -----------------
         Totals                    24,924,084,459          $  1,353,109,805
                                  ================         =================

          (b)  Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in (a) above:

                         MCF          Kwh Sold          Dollar Retail Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None       2,587,317,890          $    109,036,775

          (c)  Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in (a) above:

                         MCF          Kwh Sold        Dollar Wholesale Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None         843,493,818          $     27,657,863
         State Line      None         219,891,000                 5,181,669
                                  ----------------         -----------------
         Totals                     1,063,384,818          $     32,839,532
                                  ================         =================

          (d)  Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                                                                   State Line
                               Total Company      Arkansas     (Other Utilities)
                               -------------    ------------   -----------------
         Mcf                        None              -                 -
         Kwh by OG&E             737,631,000      2,135,000         735,496,000
         Revenue by OG&E       $  30,399,972    $    46,945    $     30,353,027

          4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          (e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Item 4 is not applicable. At December 31, 2002, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBITS

A.        Unaudited  Consolidating Statement of Income and Retained Earnings for
          the year ended December 31, 2002, and Unaudited  Consolidating Balance
          Sheet at December 31, 2002, for OGE Energy Corp.  (the  "Company") and
          its subsidiary companies.

B.        An  organizational  chart  showing  the  relationship  of each  EWG or foreign utility company to associate  companies in the holding-company system.

          Exhibit B is not applicable. At December 31, 2002, the Company did not hold  directly  or  indirectly  any  interest  in an EWG or a  foreign utility company.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2003.

OGE ENERGY CORP.
(Registrant)

By    /s/ Donald R. Rowlett
   Donald R. Rowlett
   Vice President and Controller

CORPORATE SEAL

Attest:

        /s/ Carla D. Brockman
            Carla D. Brockman
            Corporate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. BOX 321, Oklahoma City, Oklahoma 73101-0321

EXHIBIT INDEX

Exhibit                                                                              Description

  Unaudited Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2002, and Consolidating Balance Sheet as of December 31, 2002, for OGE Energy Corp. (the "Company") and its subsidiary companies.

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                  OGE       Oklahoma Gas
(In millions)                                    Energy     and Electric      Enogex      Origen        OGE       Consolidating
                                                  Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                              ------------  -------------  ------------  --------  -------------  -------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents................   $      29.2   $        0.3   $       -     $   -     $        -     $        -
  Accounts receivable, net.................           0.7          105.8         198.0       0.1            -              -
  Accounts receivable - affiliates.........           -              -            14.4       0.4          209.7         (224.5)
  Advances to parent.......................           -              -            14.5       -              -            (14.5)
  Advances to subsidiary...................         101.1            -             -         -              -           (101.1)
  Accrued unbilled revenues................           -             28.2           -         -              -              -
  Fuel inventories.........................           -             65.4          34.3       -              -              -
  Materials and supplies, at average cost..           1.2           40.7           0.7       -              -              -
  Price risk management....................           -              -            17.1       -              -              -
  Pipeline imbalance.......................           -              -            34.3       -              -              -
  Accumulated deferred tax assets..........           1.0            7.5           2.4       -              -              -
  Fuel clause under recoveries.............           -             14.7           -         -              -              -
  Prepayments and other....................           0.9            5.3           4.4       -              -              -
  Current assets of discontinued
   operations..............................           -              -             4.7       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Total current assets...................         134.1          267.9         324.8       0.5          209.7         (340.1)

OTHER PROPERTY AND INVESTMENTS, at cost....       1,422.7            8.1           3.1       1.2            -         (1,407.9)

PROPERTY, PLANT & EQUIPMENT
  In service...............................          57.5        4,099.2       1,343.5       -              -              -
  Construction work in progress............           2.1           38.7           4.0       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Total property, plant and equipment....          59.6        4,137.9       1,347.5       -              -              -
      Less accumulated depreciation........          30.1        2,040.3         270.3       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Net property, plant and equipment......          29.5        2,097.6       1,077.2       -              -              -

  In service of discontinued operations....           -              -            54.2       -              -              -
      Less accumulated depreciation........           -              -            11.4       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Net property, plant and equipment of
     discontinued operations...............           -              -            42.8       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Net property, plant and equipment......          29.5        2,097.6       1.120.0       -              -              -

DEFERRED CHARGES AND OTHER ASSETS
  Recoverable take or pay gas charges......           -             32.5           -         -              -              -
  Income taxes recoverable from customers,
   net.....................................           -             34.8           -         -              -              -
  Intangible assets - unamortized prior
   service costs...........................           4.4           37.8           0.5       -              -              -
  Prepaid benefit obligation...............          10.5           29.6           4.8       -              -              -
  Price risk management....................           -              7.5          12.6       -              -              -
  Other....................................           7.8           34.8          38.2       -              -              -
  Deferred charges and other assets of
   discontinued operations.................           -              -             0.2       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
    Total deferred charges and other assets          22.7          177.0          56.3       -              -              -
                                              ------------  -------------  ------------  --------  -------------  -------------
TOTAL ASSETS...............................   $   1,609.0   $    2,550.6   $   1,504.2   $   1.7   $      209.7   $   (1,748.0)
                                              ============  =============  ============  ========  =============  =============

                                                  OGE
(In millions)                                 Consolidated
                                               Statements
                                              ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents................   $      29.5
  Accounts receivable......................         304.6
  Accounts receivable - affiliates.........           -
  Advances to parent.......................           -
  Advances to subsidiary...................           -
  Accrued unbilled revenues................          28.2
  Fuel inventories.........................          99.7
  Materials and supplies, at average cost..          42.6
  Price risk management....................          17.1
  Pipeline imbalance.......................          34.3
  Accumulated deferred tax assets..........          10.9
  Fuel clause under recoveries.............          14.7
  Prepayments and other....................          10.6
  Current assets of discontinued
   operations..............................           4.7
                                              ------------
    Total current assets...................         596.9

OTHER PROPERTY AND INVESTMENTS, at cost....          27.2

PROPERTY, PLANT & EQUIPMENT
  In service...............................       5,500.2
  Construction work in progress............          44.8
                                              ------------
    Total property, plant and equipment....       5,545.0
      Less accumulated depreciation........       2,340.7
                                              ------------
    Net property, plant and equipment......       3,204.3

  In service of discontinued operations....          54.2
      Less accumulated depreciation........          11.4
                                              ------------
    Net property, plant and equipment of
     discontinued operations...............          42.8
                                              ------------
    Net property, plant and equipment......       3,247.1

DEFERRED CHARGES AND OTHER ASSETS
  Recoverable take or pay gas charges......          32.5
  Income taxes recoverable from customers,
   net.....................................          34.8
  Intangible assets - unamortized prior
   service cost............................          42.7
  Prepaid benefit obligation...............          44.9
  Price risk management....................          20.1
  Other....................................          80.8
  Deferred charges and other assets of
   discontinued operations.................           0.2
                                              ------------
    Total deferred charges and other assets         256.0
                                              ------------

TOTAL ASSETS...............................   $   4,127.2
                                              ============

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                       OGE       Oklahoma Gas
(In millions)                                         Energy     and Electric      Enogex      Origen       OGE        Consolidating
                                                       Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                                   ------------  -------------  ------------  --------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term debt................................  $     275.0   $        -     $       -     $   -     $        -     $        -
  Accounts payable...............................          3.2           63.2         187.7       -              -              -
  Accounts payable - affiliates..................        198.4           26.1           -         -              -           (224.5)
  Advances from parent...........................          -            101.1           -         -              -           (101.1)
  Advances from subsidiary.......................         14.5            -             -         -              -            (14.5)
  Dividends payable..............................         26.1            -             -         -              -              -
  Customers' deposits............................          -             33.0           -         -              -              -
  Accrued taxes..................................         (5.0)          20.3           8.3       -              -              -
  Accrued interest...............................          -             13.9          18.3       -              3.5            -
  Tax collections payable........................          -              6.7           -         -              -              -
  Accrued vacation...............................          2.4           11.6           2.9       -              -              -
  Long-term debt due within one year.............          -              -            21.0       -              -              -
  Price risk management..........................          -              -            13.9       -              -              -
  Pipeline imbalance.............................          -              -             9.4       -              -              -
  Other..........................................          2.8           10.4           6.2       -              -              -
  Current liabilities of discontinued operations.          -              -             2.0       -              -              -
                                                   ------------  -------------  ------------  --------  -------------  -------------
    Total current liabilities....................        517.4          286.3         269.7       -              3.5         (340.1)

LONG-TERM DEBT...................................          -            710.5         591.4       -            200.0            -

DEFERRED CREDITS AND OTHER LIABILITIES
  Accrued pension and benefit obligation ........         24.7          148.6          10.9       -              -              -
  Accumulated deferred income taxes..............         13.1          421.5         192.4       -              -              -
  Accumulated deferred investment tax credits....          -             47.1           -         -              -              -
  Price risk management..........................          -              -             0.6       -              -              -
  Provision for payments of take or pay gas......          -             32.5           -         -              -              -
  Other..........................................          3.5            -             0.6       -              -              -
  Deferred credits and other liabilities of
   discontinues operations.......................          -              -             9.1       -              -              -
                                                   ------------  -------------  ------------  --------  -------------  -------------
    Total deferred credits and other liabilities.         41.3          649.7         213.6       -              -              -

STOCKHOLDERS' EQUITY
  Common stockholders' equity....................        453.6          512.4         430.2       5.0            6.2         (953.9)
  Retained earnings..............................        604.7          455.2           2.1      (3.3)           -           (454.0)
  Accumulated other comprehensive loss, net of
   tax...........................................         (8.0)         (63.5)         (2.8)      -              -              -
                                                   ------------  -------------  ------------  --------  -------------  -------------
    Total stockholders' equity...................      1,050.3          904.1         429.5       1.7            6.2       (1,407.9)
                                                   ------------  -------------  ------------  --------  -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......  $   1,609.0   $    2,550.6   $   1,504.2   $   1.7   $      209.7   $   (1,748.0)
                                                   ============  =============  ============  ========  =============  =============

                                                        OGE
(In millions)                                      Consolidated
                                                    Statements
                                                   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term debt................................  $     275.0
  Accounts payable...............................        254.1
  Accounts payable - affiliates..................          -
  Advances from parent...........................          -
  Accounts from subsidiary.......................          -
  Dividends payable..............................         26.1
  Customers' deposits............................         33.0
  Accrued taxes..................................         23.6
  Accrued interest...............................         35.7
  Tax collections payable........................          6.7
  Accrued vacation...............................         16.9
  Long-term debt due within one year.............         21.0
  Price risk management..........................         13.9
  Pipeline imbalance.............................          9.4
  Other..........................................         19.4
  Current liabilities of discontinued operations.          2.0
                                                   ------------
    Total current liabilities....................        736.8

LONG-TERM DEBT...................................      1,501.9

DEFERRED CREDITS AND OTHER LIABILITIES
  Accrued pension and benefit obligation ........        184.2
  Accumulated deferred income taxes..............        627.0
  Accumulated deferred investment tax credits....         47.1
  Price risk management..........................          0.6
  Provision for payments of take or pay gas......         32.5
  Other..........................................          4.1
  Deferred credits and other liabilities of
   discontinued operations.......................          9.1
                                                   ------------
    Total deferred credits and other liabilities.        904.6

STOCKHOLDERS' EQUITY
  Common stockholders' equity....................        453.5
  Retained earnings..............................        604.7
  Accumulated other comprehensive loss, net of
   tax...........................................        (74.3)
                                                   ------------
    Total stockholders' equity...................        983.9
                                                   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......  $   4,127.2
                                                   ============

Exhibit A

OGE Energy Corp.
Consolidating Statement of Income
Year Ended December 31, 2002
(Unaudited)

                                                       OGE       Oklahoma Gas
(In millions, except per share data)                  Energy     and Electric      Enogex      Origen        OGE       Consolidating
                                                       Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                                    -----------  -------------  ------------  --------  -------------  -------------
OPERATING REVENUES................................  $      -     $    1,388.0   $   1,684.0   $   -     $        -     $      (48.1)

COST OF GOODS SOLD................................         -            695.8       1,472.6       -              -            (48.1)
                                                    -----------  -------------  ------------  --------  -------------  -------------
Gross margin on revenues..........................         -            692.2         211.4       -              -              -

  Other operation and maintenance.................       (14.0)         282.9         101.1       -              -              -
  Depreciation and amortization...................        10.1          123.1          49.3       -              -              -
  Impairment of assets............................         1.8            -            48.3       -              -              -
  Taxes other than income.........................         2.5           47.1          15.7       -              -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
OPERATING INCOME (LOSS)...........................        (0.4)         239.1          (3.0)      -              -              -

OTHER INCOME (EXPENSE)
  Other income....................................         1.5            0.7           1.5       -              -              -
  Other expense...................................         1.0            3.1           0.6       -              -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
    Net other income (expense)....................         0.5           (2.4)          0.9       -              -              -

INTEREST INCOME (EXPENSE)
  Interest income.................................         1.6            1.2           1.1       0.2           17.3          (19.7)
  Interest on long-term debt......................         -            (38.1)        (48.1)      -              -              -
  Interest on trust preferred securities..........         -              -             -         -            (17.3)           -
  Allowance for borrowed funds used during
    construction..................................         -              0.9           -         -              -              -
  Interest on short-term debt and other interest
   charges........................................       (23.3)          (3.0)         (1.6)      -              -             19.7
                                                    -----------  -------------  ------------  --------  -------------  -------------
    Net interest income (expense).................       (21.7)         (39.0)        (48.6)      0.2            -              -

INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE TAXES.....................................       (21.6)         197.7         (50.7)      0.2            -              -

INCOME TAX EXPENSE (BENEFIT)......................        (7.9)          71.6         (19.2)      0.1            -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS..........       (13.7)         126.1         (31.5)      0.1            -              -

DISCONTINUED OPERATIONS
  Income from discontinued operations.............         -              -             8.4       -              -              -
  Income tax benefit..............................         -              -            (1.4)      -              -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
  Income from discontinued operations.............         -              -             9.8       -              -              -

INCOME (LOSS) BEFORE CONTRIBUTION FROM
 SUBSIDIARIES.....................................       (13.7)         126.1         (21.7)      0.1            -              -

INCOME FROM SUBSIDIARIES..........................       104.5            -             -         -              -           (104.5)
                                                    -----------  -------------  ------------  --------  -------------  -------------
NET INCOME (LOSS).................................  $     90.8   $      126.1   $     (21.7)  $   0.1   $        -     $     (104.5)
                                                    ===========  =============  ============  ========  =============  =============

BASIC AVERAGE COMMON SHARES OUTSTANDING...........        78.1
DILUTED AVERAGE COMMON SHARES OUTSTANDING.........        78.2

BASIC EARNINGS PER AVERAGE COMMON SHARE
  Income from continuing operations...............  $     1.04
  Income from discontinued operations, net of tax.        0.12
                                                    -----------
NET INCOME........................................  $     1.16
                                                    ===========

DILUTED EARNINGS PER AVERAGE COMMON SHARE
  Income from continuing operations...............  $     1.04
  Income from discontinued operations, net of tax.        0.12
                                                    -----------
NET INCOME........................................  $     1.16
                                                    ===========

                                                        OGE
(In millions, except per share data)                Consolidated
                                                     Statements
                                                    -------------
OPERATING REVENUES................................  $    3,023.9

COST OF GOODS SOLD................................       2,120.3
                                                    -------------
Gross margin on revenues..........................         903.6

  Other operation and maintenance.................         370.0
  Depreciation and amortization...................         182.5
  Impairment of assets............................          50.1
  Taxes other than income.........................          65.3
                                                    -------------
OPERATING INCOME (LOSS)...........................         235.7

OTHER INCOME (EXPENSE)
  Other income....................................           3.7
  Other expense...................................           4.7
                                                    -------------
    Net other income (expense)....................          (1.0)

INTEREST INCOME (EXPENSE)
  Interest income.................................           1.7
  Interest on long-term debt......................         (86.2)
  Interest on trust preferred securities..........         (17.3)
  Allowance for borrowed funds used during
    construction..................................           0.9
  Interest on short-term debt and other interest
   charges........................................          (8.2)
                                                    -------------
    Net interest income (expense).................        (109.1)

INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE TAXES.....................................         125.6

INCOME TAX EXPENSE (BENEFIT)......................          44.6
                                                    -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS..........          81.0

DISCONTINUED OPERATIONS
  Income from discontinued operations.............           8.4
  Income tax benefit..............................          (1.4)
                                                    -------------
  Income from discontinued operations.............           9.8

INCOME (LOSS) BEFORE CONTRIBUTION FROM
 SUBSIDIARIES.....................................          90.8

INCOME FROM SUBSIDIARIES..........................           -
                                                    -------------
NET INCOME (LOSS).................................  $       90.8
                                                    =============

BASIC AVERAGE COMMON SHARES OUTSTANDING...........          78.1
DILUTED AVERAGE COMMON SHARES OUTSTANDING.........          78.2

BASIC EARNINGS PER AVERAGE COMMON SHARE
  Income from continuing operations...............  $       1.04
  Income from discontinued operations, net of tax.          0.12
                                                    -------------
NET INCOME........................................  $       1.16
                                                    =============

DILUTED EARNINGS PER AVERAGE COMMON SHARE
  Income from continuing operations...............  $       1.04
  Income from discontinued operations, net of tax.          0.12
                                                    -------------
NET INCOME........................................  $       1.16
                                                    =============

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2002
(Unaudited)

                                                       OGE       Oklahoma Gas
(In millions)                                         Energy     and Electric     Enogex     Origen        OGE       Consolidating
                                                       Corp.       Company         Inc.       Inc.    Capital Trust   Adjustments
                                                    -----------  -------------  ----------  --------  -------------  -------------
BALANCE AT BEGINNING OF PERIOD....................  $    617.9   $      433.1   $    34.0   $  (3.4)  $     (463.7)  $      617.9

ADD: Net income (loss)............................        90.8          126.1       (21.7)      0.1         (104.5)          90.8
                                                    -----------  -------------  ----------  --------  -------------  -------------
    Total.........................................       708.7          559.2        12.3      (3.3)        (568.2)         708.7

DEDUCT: Dividends declared on common stock........       104.0          104.0        10.2       -           (114.2)         104.0
                                                    -----------  -------------  ----------  --------  -------------  -------------
BALANCE AT END OF PERIOD..........................  $    604.7   $      455.2   $     2.1   $  (3.3)  $     (454.0)  $      604.7
                                                    ===========  =============  ==========  ========  =============  =============

                                                         OGE
(In millions)                                       Consolidated
                                                     Statements
                                                    ------------
BALANCE AT BEGINNING OF PERIOD....................  $     617.9

ADD: Net income (loss)............................         90.8
                                                    ------------
    Total.........................................        708.7

DEDUCT: Dividends declared on common stock........        104.0
                                                    ------------
BALANCE AT END OF PERIOD..........................  $     604.7
                                                    ============

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                          Enogex           OGE          Enogex         Enogex
(In millions)                                 Enogex     Products        Energy       Exploration     Arkansas        Enogex  Gas
                                               Inc.     Corporation  Resources Inc.   Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents..............  $      -     $      -     $          4.5   $      -     $        10.1   $            -
  Accounts receivable, net...............        15.4          9.9            167.5          -               2.0                3.2
  Accounts receivable - affiliates.......         0.1          -                -            -               2.9                -
  Advances to partent....................        14.5        210.1              -            -               -                  -
  Fuel inventories.......................         1.4          -               32.9          -               -                  -
  Materials and supplies, at
    average cost.........................         0.7          -                -            -               -                  -
  Price risk management..................         -            -               17.1          -               -                  -
  Pipeline imbalance.....................        23.3          0.2             16.8          -               0.4                -
  Accumulated deferred tax assets........         2.1          0.2              0.1          -               -                  -
  Prepayments and other..................         2.0          -                2.4          -               -                  -
  Current assets of discontinued
   operations............................         -           10.5              -           66.4             -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total current assets.................        59.5        230.9            241.3         66.4            15.4                3.2

OTHER PROPERTY AND INVESTMENTS, at cost..       554.7          -                0.3          -               -                  -

PROPERTY, PLANT AND EQUIPMENT
  In service.............................       740.0         69.1              7.4          -             150.7              376.3
  Construction work in progress..........         2.3          -                -            -               0.5                1.2
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total property, plant and equipment..       742.3         69.1              7.4          -             151.2              377.5
      Less accumulated depreciation......       116.0         20.8              3.9          -              13.3              116.3
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
  Net property, plant and equipment......       626.3         48.3              3.5          -             137.9              261.2
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
  In service of discontinued operations..         -           54.2              -            -               -                  -
      Less accumulated depreciation......         -           11.4              -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
  Net property, plant and equipment of
   discontinued operations...............         -           42.8              -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
      Net property, plant and equipment..       626.3         91.1              3.5          -             137.9              261.2
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
DEFERRED CHARGES AND OTHER ASSETS
  Intangible asset - unamortized prior
   service cost..........................         0.5          -                -            -               -                  -
  Prepaid benefit obligation.............         4.8          -                -            -               -                  -
  Price risk management..................         8.3          -                4.3          -               -                  -
  Other..................................         6.1         11.5              0.2          -               6.8               13.6
  Deferred charges and other assets of
   discontinued operations...............         -            0.2              -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total deferred charges and other
     assets..............................        19.7         11.7              4.5          -               6.8               13.6
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
TOTAL ASSETS.............................  $  1,260.2   $    333.7   $        249.6   $     66.4   $       160.1   $          278.0
                                           ===========  ===========  ===============  ===========  ==============  =================

                                                             Enogex
(In millions)                              Consolidating  Consolidated
                                            Adjustments    Statements
                                           -------------  ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents..............  $      (14.6)  $       -
  Accounts receivable....................           -           198.0
  Accounts receivable - affiliates.......          11.4          14.4
  Advances to partent....................        (210.1          14.5
  Fuel inventories.......................           -            34.3
  Materials and supplies, at
    average cost.........................           -             0.7
  Price risk management..................           -            17.1
  Pipeline imbalance.....................          (6.4)         34.3
  Accumulated deferred tax assets........           -             2.4
  Prepayments and other..................           -             4.4
  Current assets of discontinued
   operations............................         (72.2)          4.7
                                           -------------  ------------
    Total current assets.................        (291.9)        324.8

OTHER PROPERTY AND INVESTMENTS, at cost..        (551.9)          3.1

PROPERTY, PLANT AND EQUIPMENT
  In service.............................           -         1,343.5
  Construction work in progress..........           -             4.0
                                           -------------  ------------
    Total property, plant and equipment..           -         1,347.5
      Less accumulated depreciation......           -           270.3
                                           -------------  ------------
  Net property, plant and equipment......           -         1,077.2
                                           -------------  ------------
  In service of discontinued operations..           -            54.2
      Less accumulated depreciation......           -            11.4
                                           -------------  ------------
  Net property, plant and equipment of
   discontinued operations...............           -            42.8
                                           -------------  ------------
      Net property, plant and equipment..           -         1,120.0
                                           -------------  ------------
DEFERRED CHARGES AND OTHER ASSETS
  Intangible asset - unamortized prior
   service cost..........................           -             0.5
  Prepaid benefit obligation.............           -             4.8
  Price risk management..................           -            12.6
  Other..................................           -            38.2
  Deferred charges and other assets of
   discontinued operations...............           -             0.2
                                           -------------  ------------
    Total deferred charges and other
     assets..............................           -            56.3
                                           -------------  ------------
TOTAL ASSETS.............................  $     (843.8)  $   1,504.2
                                           =============  ============

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2002
(Unaudited

                                                          Enogex           OGE           Enogex        Enogex          Enogex
(In millions)                                 Enogex     Products        Energy       Exploration     Arkansas           Gas
                                               Inc.     Corporation  Resources Inc.   Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates..........  $     72.1   $     11.4   $         14.2   $      9.6   $        (0.9)  $           31.3
  Advances from parent...................         -            -               60.8          -              66.3                 -
  Accounts payable.......................        53.0          4.7            140.9          -               3.8                 -
  Accrued taxes..........................         5.2          0.4              -            -               1.3                1.4
  Accrued interest.......................        17.9          -                -            -               0.4                -
  Accrued vacation.......................         2.9          -                -            -               -                  -
  Long-term debt due within one year.....        19.0          -                -            -               2.0                -
  Price risk management..................         -            -               13.9          -               -                  -
  Pipeline imbalance.....................        15.1          -                -            -               0.7                -
  Other..................................         5.9          0.3              -            -               -                  -
  Current liabilities of discontinued
   operations............................         -            7.4              -            0.6             -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total current liabilities............       191.1         24.2            229.8         10.2            73.6               32.7

LONG-TERM DEBT...........................       514.5          -                -            -              76.9                -

DEFERRED CREDITS AND OTHER LIABILITIES
  Accrued pension and benefit obligation.        10.9          -                -            -               -                  -
  Accumulated deferred income taxes......       114.1         20.1              -            -              13.2               45.0
  Accumulated deferred investment tax
   credits...............................         -            -                -            -               -                  -
  Price risk management..................        (0.1)         -                0.7          -               -                  -
  Other..................................         0.3          0.1              -            -               -                  0.2
  Deferred credits and other liabilities
   of discontinued operations............         -            9.1              -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total deferred credits and other
      liabilities........................       125.2         29.3              0.7          -              13.2               45.2

STOCKHOLDERS' EQUITY
  Common stockholders' equity............       430.1        264.4             15.0         12.7             -                200.4
  Retained earnings......................         2.1         15.8              4.1         43.5            (3.6)              (0.3)
  Accumulated other comprehensive loss,
   net of tax...........................         (2.8)         -                -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total stockholders' equity...........       429.4        280.2             19.1         56.2            (3.6)             200.1
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY..................................  $  1,260.2   $    333.7   $        249.6   $     66.4   $       160.1   $          278.0
                                           ===========  ===========  ===============  ===========  ==============  =================

                                                             Enogex
(In millions)                              Consolidating  Consolidated
                                            Adjustments    Statements
                                           -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates..........  $   (137.7)    $        -
  Advances from parent...................      (127.1)             -
  Accounts payable.......................       (14.7)           187.7
  Accrued taxes..........................         -                8.3
  Accrued interest.......................         -               18.3
  Accrued vacation.......................         -                2.9
  Long-term debt due within one year.....         -               21.0
  Price risk management..................         -               13.9
  Pipeline imbalance.....................        (6.4)             9.4
  Other..................................         -                6.2
  Current liabilities of discontinued
   operations............................        (6.0)             2.0
                                           --------------  -------------
    Total current liabilities............      (291.9)           269.7

LONG-TERM DEBT...........................         -              591.4

DEFERRED CREDITS AND OTHER LIABILITIES
  Accrued pension and benefit obligation.         -               10.9
  Accumulated deferred income taxes......         -              192.4
  Accumulated deferred investment tax
   credits...............................         -                -
  Price risk management..................         -                0.6
  Other..................................         -                0.6
  Deferred credits and other liabilities
   of discontinued operations............         -                9.1
                                           --------------  --------------
    Total deferred credits and other
      liabilities........................         -              213.6

STOCKHOLDERS' EQUITY
  Common stockholders' equity............      (492.4)           430.2
  Retained earnings......................       (59.5)             2.1
  Accumulated other comprehensive loss,
   net of tax............................         -               (2.8)
                                          --------------  ---------------
    Total stockholders' equity...........      (551.9)           429.5
                                          --------------  ---------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY.................................. $    (843.8)    $    1,504.2
                                           =============  ===============

Exhibit A

Enogex Inc.
Consolidating Statement of Income
Year Ended December 31, 2002
(Unaudited)

                                                          Enogex          OGE           Enogex         Enogex          Enogex
(In million)                                  Enogex     Products        Energy       Exploration     Arkansas           Gas
                                               Inc.     Corporation  Resources Inc.   Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
OPERATING REVENUES.......................  $    368.7   $    131.3   $      1,350.5    $     -      $       76.0   $           47.6

COST OF GOODS SOLD.......................       265.4        105.7          1,332.9          -              58.4                0.3
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
Gross margin on revenues.................       103.3         25.6             17.6          -              17.6               47.3

  Other operation and maintenance........        36.3         16.8             12.5          -               7.0               28.5
  Depreciation and amortization..........        15.0          5.6              3.8          -               3.5               21.4
  Impairment of assets...................         1.7         40.5              -            -               -                  6.1
  Taxes other than income................        10.5          1.1              0.4          -               1.1                2.6
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
OPERATING INCOME (LOSS)..................        39.8        (38.4)             0.9          -               6.0              (11.3)

OTHER INCOME (EXPENSES)
  Other income...........................         0.7          -                -            -               0.6                0.2
  Other expense..........................         0.1          -                -            -               0.4                0.1
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Net other income.....................         0.6          -                -            -               0.2                0.1

INTEREST INCOME (EXPENSES)
  Interest income........................         1.0          -                -            -               0.1                -
  Interest on long-term debt.............       (42.8)         -                -            -              (5.3)               -
  Interest on short-term debt and other
   interest charges......................        (1.1)         -                -            -              (0.5)               -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Net interest expense.................       (42.9)         -                -            -              (5.7)               -

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE TAXES...........................        (2.5)       (38.4)             0.9          -               0.5              (11.2)

INCOME TAX EXPENSE (BENEFIT).............        (1.0)       (14.8)             0.4          -               0.2               (4.0)
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
INCOME (LOSS) FROM CONTINUED OPERATIONS..        (1.5)       (23.6)             0.5          -               0.3               (7.2)

DISCONTINUED OPERATIONS
  Income from discontinued operations....         8.4          3.1              -            5.3             -                  -
  Income tax expense (benefit)...........        (1.4)         0.6              -           (2.0)            -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
  Income from discontinued operations....         9.8          2.5              -            7.3             -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
INCOME (LOSS) BEFORE CONTRIBUTION FROM
 SUBSIDIARIES............................         8.3        (21.1)             0.5          7.3             0.3               (7.2)

LOSS FROM SUBSIDIARIES...................       (30.0)         -                -            -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
NET INCOME (LOSS)........................  $    (21.7)  $    (21.1)  $          0.5   $      7.3   $         0.3   $           (7.2)
                                           ===========  ===========  ===============  ===========  ==============  =================

                                                             Enogex
(In millions)                              Consolidating  Consolidated
                                            Adjustments    Statements
                                           -------------  ------------
OPERATING REVENUES.......................  $    (290.1)    $  1,684.0

COST OF GOODS SOLD.......................       (290.1)       1,472.6
                                           -------------  ------------
Gross margin on revenues.................          -            211.4

  Other operation and maintenance........          -            101.1
  Depreciation and amortization..........          -             49.3
  Impairment of assets...................          -             48.3
  Taxes other than income................          -             15.7
                                           -------------  ------------
OPERATING INCOME (LOSS)..................          -             (3.0)

OTHER INCOME (EXPENSES)
  Other income...........................          -              1.5
  Other expense..........................          -              0.6
                                           -------------  ------------
    Net other income.....................          -              0.9

INTEREST INCOME (EXPENSES)
  Interest income........................          -              1.1
  Interest on long-term debt.............          -            (48.1)
  Interest on short-term debt and other
   interest charges......................          -             (1.6)
                                           -------------  -------------
    Net interest expense.................          -            (48.6)

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE TAXES...........................          -            (50.7)

INCOME TAX EXPENSE (BENEFIT).............          -            (19.2)
                                           -------------  -------------
INCOME (LOSS) FROM CONTINUED OPERATIONS..          -            (31.5)

DISCONTINUED OPERATIONS
  Income from discontinued operations....         (8.4)           8.4
  Income tax expense (benefit)...........          1.4           (1.4)
                                           -------------  -------------
  Income from discontinued operations....         (9.8)           9.8
                                           -------------  -------------
INCOME (LOSS) BEFORE CONTRIBUTION FROM
 SUBSIDIARIES............................         (9.8)         (21.7)

LOSS FROM SUBSIDIARIES...................         30.0            -
                                           -------------  -------------
NET INCOME (LOSS)........................$        20.2    $     (21.7)
                                           =============  =============

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2002
(Unaudited)

                                                        Enogex          OGE           Enogex         Enogex          Enogex
(In millions)                               Enogex     Products        Energy       Exploration     Arkansas           Gas
                                             Inc.     Corporation  Resources Inc.   Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
BALANCE AT BEGINNING OF PERIOD...........  $   34.0   $     16.3   $          3.6   $     36.2   $        (3.9)  $           21.0

ADD: Net income (loss)...................     (21.7)       (21.1)             0.5          7.3             0.3               (7.2)
     Merged equity from Transok..........       -           20.6              -            -               -                (14.1)
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
    Total................................      12.3         15.8              4.1         43.5            (3.6)              (0.3)

DEDUCT:Dividends declared on common
       stock.............................      10.2          -                -            -               -                  -
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
BALANCE AT END OF PERIOD.................  $    2.1   $     15.8   $          4.1   $     43.5   $        (3.6)  $           (0.3)
                                           =========  ===========  ===============  ===========  ==============  =================

                                             Transok                      Enogex
(In millions)                                Holding,   Consolidating  Consolidated
                                               LLC       Adjustments    Statements
                                           -----------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD...........  $    (26.7) $      (46.5)  $       34.0

ADD: Net income (loss)...................         -            20.2          (21.7)
     Merged equity from Transok..........        26.7         (33.2)           -
                                           -----------  -------------  ------------
    Total................................         -           (59.5)          12.3

DEDUCT: Dividends declared on common
        stock............................         -              -            10.2
                                           -----------  -------------  ------------
BALANCE AT END OF PERIOD.................  $      -     $     (59.5)   $       2.1
                                           ===========  =============  ============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                      Enogex      NuStar                        EPC
(In millions)                                        Products      Joint     Consolidating  Consolidated
                                                    Corporation   Venture     Adjustments    Statements
                                                    -----------  ----------  -------------  -------------
ASSETS

CURRENT ASSETS
  Accounts receivable, net........................  $      9.9   $     -     $        -     $        9.9
  Advances to parent..............................       210.1         -              -            210.1
  Pipeline imbalance..............................         0.2         -              -              0.2
  Accumulated deferred tax assets.................         0.2         -              -              0.2
  Current assets of discontinued operations.......         -          10.6           (0.1)          10.5
                                                    -----------  ----------  -------------  -------------
    Total current assets..........................       220.4        10.6           (0.1)         230.9

OTHER PROPERTY AND INVESTMENTS, at cost...........        36.4         -            (36.4)           -

PROPERTY, PLANT & EQUIPMENT
  Property, plant and equipment...................        69.1         -              -             69.1
      Less accumulated depreciation...............        20.8         -              -             20.8
                                                    -----------  ----------  -------------  -------------
  Net property, plant and equipment...............        48.3         -              -             48.3
                                                    -----------  ----------  -------------  -------------
  In service of discontinued operations...........         -          54.2            -             54.2
      Less accumulated depreciation...............         -          11.4            -             11.4
                                                    -----------  ----------  -------------  -------------
  Net property, plant and equipment of
   discontinued operations........................         -          42.8            -             42.8
                                                    -----------  ----------  -------------  -------------
  Net property, plant and equipment...............        48.3        42.8            -             91.1
                                                    -----------  ----------  -------------  -------------

DEFERRED CHARGES AND OTHER ASSETS
  Other...........................................        11.5         -              -             11.5
  Deferred charges and other assets of
   discontinued operations........................         -           0.2            -              0.2
                                                    -----------  ----------  -------------  -------------
    Total deferred charges and other assets.......        11.5         0.2            -             11.7
                                                    -----------  ----------  -------------  -------------

TOTAL ASSETS......................................  $    316.6   $    53.6   $      (36.5)  $      333.7
                                                    ===========  ==========  =============  =============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                      Enogex      NuStar                            EPC
(In millions)                                        Products      Joint     Consolidating      Consolidated
                                                    Corporation   Venture     Adjustments        Statements
                                                    -----------  ----------  -------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates...................  $     10.7   $     -     $        0.7       $       11.4
  Accounts payable................................         4.8         -             (0.1)               4.7
  Accrued taxes...................................         0.4         -              -                  0.4
  Other...........................................         0.3         -              -                  0.3
  Current liabilities of discontinued operations..         -           8.1           (0.7)               7.4
                                                    -----------  ----------  -------------      -------------
    Total current liabilities.....................        16.2         8.1           (0.1)              24.2

DEFERRED CREDITS AND OTHER LIABILITIES
  Accumulated deferred income taxes...............        20.1          -              -                20.1
  Other...........................................         0.1          -              -                 0.1
  Deferred credits and other liabilities of
   discontinued operations........................         -            -              9.1               9.1
                                                    -----------  ----------  -------------      -------------
    Total deferred credits and other liabilities..        20.2          -              9.1              29.3

STOCKHOLDERS' EQUITY
  Common stockholders' equity.....................       264.4        22.4          (22.4)             264.4
  Retained earnings...............................        15.8        23.1          (23.1)              15.8
                                                    -----------  ----------  -------------      -------------
    Total stockholders' equity....................       280.2        45.5          (45.5)             280.2
                                                    -----------  ----------  -------------      -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $    316.6   $    53.6   $      (36.5)             333.7
                                                    ===========  ==========  =============      =============

Exhibit A

Enogex Products Corporation
Consolidating Statement of Income
Year Ended December 31, 2002
(Unaudited)

                                                      Enogex                   NuStar                          EPC
(In millions)                                        Products      Belvan       Joint     Consolidating    Consolidated
                                                    Corporation  Corporation   Venture     Adjustments      Statement
                                                    -----------  -----------  ----------  -------------  ----------------
OPERATING REVENUES................................  $    131.3   $      -     $     -     $        -     $         131.3

COST OF GOODS SOLD................................       105.7          -           -              -               105.7
                                                    -----------  -----------  ----------  -------------  ----------------
Gross margin on revenues..........................        25.6          -           -              -                25.6

 Other operation and maintenance.................         16.8          -           -              -                16.8
 Depreciation and amortization...................          5.6          -           -              -                 5.6
 Impairment of assets............................         40.5          -           -              -                40.5
 Taxes other than income.........................          1.1          -           -              -                 1.1
                                                    -----------  -----------  ----------  -------------  ----------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 TAXES...........................................        (38.4)         -           -              -               (38.4)

INCOME TAX BENEFIT...............................        (14.8)         -           -              -               (14.8)
                                                    -----------  -----------  ----------  -------------  ----------------
INCOME (LOSS) FROM CONTINUED OPERATIONS...........       (23.6)         -           -              -               (23.6)

DISCONTINUED OPERATIONS
  Income (loss) from discontinued operations......         3.1         (0.1)        1.7           (1.6)              3.1
  Income tax expense..............................         0.6          -           -              -                 0.6
                                                    -----------  -----------  ----------  -------------  ----------------
  Income (loss) from discontinued operations......         2.5         (0.1)        1.7           (1.6)              2.5

NET INCOME (LOSS).................................  $    (21.1)  $     (0.1)  $     1.7   $       (1.6)  $         (21.1)
                                                    ===========  ===========  ==========  =============  ================

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2002
(Unaudited)

                                                      Enogex                   Belvan       Todd          NuStar
(In millions)                                        Products      Belvan     Partners,     Ranch          Joint     Consolidating
                                                    Corporation  Corporation    L.P.     Partners, L.P.   Venture     Adjustments
                                                    -----------  -----------  ---------  --------------  ----------  -------------
BALANCE AT BEGINNING OF PERIOD....................  $     16.3   $     (0.8)  $   (3.7)  $        (1.1)  $    21.4   $      (15.8)

ADD: Net income (loss)............................       (21.1)        (0.1)       -               -           1.7           (1.6)
     Merged equity from Transok...................        20.6          -          -               -           -              -
     Sale of Belvan...............................         -            0.9        3.7             1.1         -             (5.7)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
BALANCE AT END OF PERIOD..........................  $     15.8   $      -     $    -     $         -     $    23.1   $      (23.1)
                                                    ===========  ===========  =========  ==============  ==========  =============

                                                          EPC
(In millions)                                       Consolidated
                                                     Statements
                                                    -------------
BALANCE AT BEGINNING OF PERIOD....................  $       16.3

ADD: Net income (loss)............................         (21.1)
     Merged equity from Transok...................          20.6
     Sale of Belvan...............................           -
                                                    -------------
BALANCE AT END OF PERIOD..........................  $       15.8
                                                    =============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                       Enogex         NOARK                        EAPC
(In millions)                                         Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents.......................  $         -     $    10.1   $        -     $      10.1
  Accounts receivable, net........................            -           2.0            -             2.0
  Accounts receivable - affiliates................            -           3.2           (0.3)          2.9
  Pipeline imbalance..............................            -           0.4            -             0.4
                                                    --------------  ----------  -------------  ------------
    Total current assets..........................            -          15.7           (0.3)         15.4

OTHER PROPERTY AND INVESTMENTS, at cost...........           80.8         -            (80.8)          -

PROPERTY, PLANT & EQUIPMENT
  In service......................................            -         189.6          (38.9)        150.7
  Construction work in progress...................            -           0.5            -             0.5
                                                    --------------  ----------  -------------  ------------
    Total property, plant and equipment...........            -         190.1          (38.9)        151.2
      Less accumulated depreciation...............            -          30.5          (17.2)         13.3
                                                    --------------  ----------  -------------  ------------
  Net property, plant and equipment...............            -         159.6          (21.7)        137.9

DEFERRED CHARGES AND OTHER ASSETS
  Other...........................................            -          10.4           (3.6)          6.8
                                                    --------------  ----------  -------------  ------------
TOTAL ASSETS......................................  $        80.8   $   185.7   $     (106.4)  $     160.1
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                       Enogex         NOARK                        EAPC
(In millions)                                         Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates...................  $        (0.6)  $     -     $       (0.3)  $      (0.9)
  Advances from parent............................           66.3         -              -            66.3
  Accounts payable................................            -           3.8            -             3.8
  Accrued taxes...................................            0.6         0.7            -             1.3
  Accrued interest................................            -           0.4            -             0.4
  Long-term debt due within one year..............            -           2.0            -             2.0
  Pipeline imbalance..............................            -           0.7            -             0.7
                                                    --------------  ----------  -------------  ------------
    Total current liabilities.....................           66.3         7.6           (0.3)         73.6

LONG-TERM DEBT....................................            7.9        69.0            -            76.9

DEFERRED CREDITS AND OTHER LIABILITIES
  Accumulated deferred income taxes...............           13.2         -              -            13.2

STOCKHOLDERS' EQUITY
  Common stockholders' equity.....................             -        115.3         (115.3)           -
  Retained earnings...............................           (6.6)       (6.2)           9.2          (3.6)
                                                    --------------  ----------  -------------  ------------
    Total stockholders' equity....................           (6.6)      109.1         (106.1)         (3.6)
                                                    --------------  ----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $        80.8   $   185.7   $     (106.4)  $     160.1
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2002
(Unaudited)

                                                       Enogex         NOARK                        EAPC
(In millions)                                         Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
OPERATING REVENUES................................  $         -     $    76.0   $        -     $      76.0

COST OF GOODS SOLD................................            -          58.4            -            58.4
                                                    --------------  ----------  -------------  ------------
Gross margin on revenues..........................            -          17.6            -            17.6

  Other operation and maintenance.................            3.1         3.9            -             7.0
  Depreciation and amortization...................            -           3.9           (0.4)          3.5
  Taxes other than income.........................            -           1.1            -             1.1
                                                    --------------  ----------  -------------  ------------
OPERATING INCOME (LOSS)...........................           (3.1)        8.7            0.4           6.0

OTHER INCOME (EXPENSE)
  Other income....................................            0.1         0.4            0.1           0.6
  Other expense...................................            -           0.4            -             0.4
                                                    --------------  ----------  -------------  ------------
    Net other income..............................            0.1         -              0.1           0.2

INTEREST INCOME (EXPENSES)
  Interest income.................................            -           0.1            -             0.1
  Interest on long-term debt......................            -          (5.8)           0.5          (5.3)
  Interest on short-term debt and other interest
   charges........................................           (0.5)        -              -            (0.5)
                                                    --------------  ----------  -------------  ------------
    Net interest expense..........................           (0.5)       (5.7)           0.5          (5.7)

INCOME (LOSS) BEFORE TAXES........................           (3.5)        3.0            1.0           0.5

INCOME TAX EXPENSE................................            0.2         -              -             0.2
                                                    --------------  ----------  -------------  ------------
INCOME (LOSS) BEFORE CONTRIBUTION FROM
 SUBSIDIARIES.....................................           (3.7)        3.0            1.0           0.3

INCOME FROM SUBSIDIARIES..........................            3.4         -             (3.4)          -
                                                    --------------  ----------  -------------  ------------
NET INCOME (LOSS).................................  $        (0.3)  $     3.0   $       (2.4)  $       0.3
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2002
(Unaudited)

                                                       Enogex         NOARK                        EAPC
(In millions)                                        Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD...................   $        (6.3)  $    (9.2)  $       11.6   $      (3.9)

ADD: Net income (loss)...........................            (0.3)        3.0           (2.4)          0.3
                                                    --------------  ----------  -------------  ------------
BALANCE AT END OF PERIOD.........................   $        (6.6)  $    (6.2)  $        9.2   $      (3.6)
                                                    ==============  ==========  =============  ============

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                      NOARK        Ozark Gas      Ozark Gas           NOARK
(In millions)                                        Pipeline    Transmission,    Gathering,         Pipeline       Consolidating
                                                     System, LP      L.L.C.         L.L.C.        Finance, L.L.C.    Adjustments
                                                    -----------  -------------  ----------------  ----------------  -------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents.......................  $     11.5   $        -     $           -     $           -     $       (1.4)
  Accounts receivable, net........................         -              1.1               0.9               -              -
  Accounts receivable - affiliates................         -              1.3               2.5               2.4           (3.0)
  Advances to parent..............................         -             65.0               -                 -            (65.0)
  Pipeline imbalance..............................         -              1.4               -                 -             (1.0)
                                                    -----------  -------------  ----------------  ----------------  -------------
    Total current assets..........................        11.5           68.8               3.4               2.4          (70.4)

OTHER PROPERTY AND INVESTMENTS, at cost...........       189.7            -                 -                 -           (189.7)

PROPERTY, PLANT & EQUIPMENT
  In service......................................          -           180.3               9.3               -              -
  Construction work in progress...................          -             0.5               -                 -              -
                                                    -----------  -------------  ----------------  ----------------  -------------
    Total property, plant and equipment...........          -           180.8               9.3               -              -
      Less accumulated depreciation...............          -            29.1               1.4               -              -
                                                    -----------  -------------  ----------------  ----------------  -------------
  Net property, plant and equipment...............          -           151.7               7.9               -              -

DEFERRED CHARGES AND OTHER ASSETS
  Other...........................................         1.8            8.6               -                69.0          (69.0)
                                                    -----------  -------------  ----------------  ----------------  -------------
TOTAL ASSETS......................................  $    203.0   $      229.1   $          11.3   $          71.4   $     (329.1)
                                                    ===========  =============  ================  ================  =============

                                                       NOARK
(In millions)                                       Consolidated
                                                     Statements
                                                    ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $      10.1
  Accounts receivable.............................          2.0
  Accounts receivable - affiliates................          3.2
  Advances to parent..............................          -
  Pipeline imbalance..............................          0.4
                                                    ------------
    Total current assets..........................         15.7

OTHER PROPERTY AND INVESTMENTS, at cost...........          -

PROPERTY, PLANT & EQUIPMENT
  In service......................................        189.6
  Construction work in progress...................          0.5
                                                    ------------
    Total property, plant and equipment...........        190.1
      Less accumulated depreciation...............         30.5
                                                    ------------
  Net property, plant and equipment...............        159.6

DEFERRED CHARGES AND OTHER ASSETS
  Other...........................................         10.4
                                                    ------------
TOTAL ASSETS......................................  $     185.7
                                                    ============

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2002
(Unaudited)

                                                       NOARK       Ozark Gas         NOARK        Ozark Gas        NOARK
(In millions)                                        Pipeline    Transmission,      Energy        Gathering,      Pipeline
                                                     System, LP      L.L.C.     Services, L.L.C.    L.L.C.      Finance, L.L.C.
                                                    -----------  -------------  ----------------  -----------  ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates...................  $     22.9   $        -     $          36.3   $     6.7     $           -
  Accounts payable................................         -              0.2               -           4.9                 -
  Accrued taxes...................................         -              0.7               -           -                   -
  Accrued interest................................         -              -                 -           -                  0.4
  Long-term debt due within one year..............         2.0            -                 -           -                  2.0
  Pipeline imbalance..............................         -              0.7               -           1.1                 -
                                                    -----------  -------------  ----------------  ----------    ---------------
    Total current liabilities.....................        24.9            1.6              36.3        12.7                2.4

LONG-TERM DEBT....................................        69.0            -                 -           -                 69.0

STOCKHOLDERS' EQUITY
  Common stockholders' equity.....................       115.3          171.5               -           2.0                 -
  Retained earnings...............................        (6.2)          56.0            (36.3)        (3.4)                -
                                                    -----------  -------------  ----------------  ----------    ---------------
    Total stockholders' equity....................       109.1          227.5            (36.3)        (1.4)                -
                                                    -----------  -------------  ----------------  ----------    ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $    203.0   $      229.1   $           -     $    11.3     $         71.4
                                                    ===========  =============  ================  ==========    ===============

                                                                      NOARK
(In millions)                                       Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable - affiliates...................  $      (65.9)  $       -
  Accounts payable................................          (1.3)          3.8
  Accrued taxes...................................           -             0.7
  Accrued interest................................           -             0.4
  Long-term debt due within one year..............          (2.0)          2.0
  Pipeline imbalance..............................          (1.1)          0.7
                                                    -------------  ------------
    Total current liabilities.....................         (70.3)          7.6

LONG-TERM DEBT....................................         (69.0)         69.0

STOCKHOLDERS' EQUITY
  Common stockholders' equity.....................        (173.5)        115.3
  Retained earnings...............................         (16.3)         (6.2)
                                                    -------------  ------------
    Total stockholders' equity....................        (189.8)        109.1
                                                    -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $     (329.1)  $     185.7
                                                    =============  ============

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Income
Year Ended December 31, 2002
(Unaudited)

                                                      NOARK        Ozark Gas        NOARK           Ozark Gas         NOARK
(In millions)                                        Pipeline    Transmission,     Energy           Gathering,      Pipeline
                                                     System, LP      L.L.C.     Services, L.L.C.      L.L.C.      Finance, L.L.C.
                                                    -----------  -------------  ----------------  --------------  ---------------
OPERATING REVENUES................................  $      -     $       26.9   $           4.7   $        55.8   $          -

COST OF GOODS SOLD................................         -              0.6              11.5            57.7              -
                                                    -----------  -------------  ----------------  --------------  ---------------
Gross margin on revenues..........................         -             26.3              (6.8)           (1.9)             -

  Other operation and maintenance.................        (1.9)           5.2               -               0.6              -
  Depreciation and amortization...................         -              3.5               -               0.4              -
  Taxes other than income.........................         -              1.1               -               -                -
                                                    -----------  -------------  ----------------  --------------  ---------------
OPERATING INCOME (LOSS)...........................         1.9           16.5              (6.8)           (2.9)             -

OTHER INCOME (EXPENSE)
  Other income....................................         -              0.4               -               -                -
  Other expense...................................         -              0.4               -               -                -
                                                    -----------  -------------  ----------------  --------------  ---------------
    Net other income (expense)....................         -              -                 -               -                -

INTEREST INCOME (EXPENSES)
  Interest income.................................         0.1            -                 -               -                5.2
  Interest on long-term debt......................        (5.3)          (0.5)              -               -               (5.2)
                                                    -----------  -------------  ----------------  --------------  ---------------
   Net interest income (expenses)................         (5.2)          (0.5)              -               -                -

INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................        (3.3)          16.0              (6.8)           (2.9)             -

INCOME FROM SUBSIDIARIES..........................         6.3            -                 -               -                -
                                                    -----------  -------------  ----------------  --------------  ---------------
NET INCOME (LOSS).................................  $      3.0   $       16.0   $          (6.8)  $        (2.9)    $        -
                                                    ===========  =============  ================  ==============  ===============

                                                                       NOARK
(In millions)                                       Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
OPERATING REVENUES................................  $      (11.4)  $      76.0

COST OF GOODS SOLD................................         (11.4)         58.4
                                                    -------------  ------------
Gross margin on revenues..........................           -            17.6

  Other operation and maintenance.................           -             3.9
  Depreciation and amortization...................           -             3.9
  Taxes other than income.........................           -             1.1
                                                    -------------  ------------
OPERATING INCOME (LOSS)...........................           -             8.7

OTHER INCOME (EXPENSE)
  Other income....................................           -             0.4
  Other expense...................................           -             0.4
                                                    -------------  ------------
    Net other income (expense)....................           -             -

INTEREST INCOME (EXPENSES)
  Interest income.................................          (5.2)          0.1
  Interest on long-term debt......................           5.2          (5.8)
                                                    -------------  ------------
    Net interest income (expenses)................           -            (5.7)

INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................           -             3.0

INCOME FROM SUBSIDIARIES..........................          (6.3)          -
                                                    -------------  ------------
NET INCOME (LOSS).................................  $       (6.3)  $       3.0
                                                    =============  ============

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Retained Earnings
Year Ended December 31, 2002
(Unaudited)

                                                      NOARK        Ozark Gas         NOARK        Ozark Gas
(In millions)                                        Pipeline    Transmission,      Energy        Gathering,    Consolidating
                                                     System, LP      L.L.C.     Services, L.L.C.    L.L.C.       Adjustments
                                                    -----------  -------------  ----------------  -----------   --------------
BALANCE AT BEGINNING OF PERIOD....................  $     (9.2)  $       40.0   $         (29.5)  $    (0.5)    $      (10.0)

ADD: Net income (loss)............................         3.0           16.0              (6.8)       (2.9)            (6.3)
                                                    -----------  -------------  ----------------  -----------   --------------

BALANCE AT END OF PERIOD..........................  $     (6.2)  $       56.0   $         (36.3)  $    (3.4)    $      (16.3)
                                                    ===========  =============  ================  ===========   ==============

                                                       NOARK
(in millions)                                       Consolidated
                                                     Statements
                                                    -------------
BALANCE AT BEGINNING OF PERIOD....................  $       (9.2)

ADD: Net income (loss)............................           3.0
                                                    -------------
BALANCE AT END OF PERIOD..........................          (6.2)
                                                    =============